EXHIBIT 21
SUBSIDIARIES OF RESOLUTE ONCOLOGY INC.

The following is a list of subsidiaries of Resolute Oncology Inc., a Nevada Corporation, as of June 30, 2013.   Resolute Oncology Inc. (Nevada) owns, directly or indirectly, 100% of the voting securities of each of the listed subsidiaries.

Resolute Oncology Limited	Ireland
Resolute Oncology GmbH	Germany